United States securities and exchange commission logo





                            March 31, 2023

       John W. Gamble, Jr.
       Chief Executive Officer
       Equifax Inc.
       1550 Peachtree Street, N.W.
       Atlanta, Georgia 30309

                                                        Re: Equifax Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed March 6, 2023
                                                            File No. 333-270309

       Dear John W. Gamble:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-4 filed March 6, 2023

       General

   1. We note the registration statement on Form F-4 filed by Equifax do Brasil S.A. (File No.
                                                        333-270310). Please see
the comments issued in connection with that registration
                                                        statement and make
conforming changes to this Form S-4, as appropriate.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 John W. Gamble, Jr.
Equifax Inc.
March 31, 2023
Page 2

       Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,
FirstName LastNameJohn W. Gamble, Jr.
                                                         Division of
Corporation Finance
Comapany NameEquifax Inc.
                                                         Office of Trade &
Services
March 31, 2023 Page 2
cc:       Richard Aftanas
FirstName LastName